MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

July 26, 2007

VIA Facsimile and EDGAR Correspondence

Mr. Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-03157

Dear Mr. Krikorian:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter, dated July 12, 2007 (the “Comment Letter”) relating to the above captioned Form 10-K (the “Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you with a facsimile copy of the submission.

Any defined terms not otherwise defined herein shall have the meaning set forth in the Company’s Response Letter, dated May 4, 2007, a copy of which is attached hereto as Exhibit 1 for your convenience.

Questions and Company Responses:

Question 1. With regard to your accounting for the transfer of the timberland notes, tell us how SFAS 140 was evaluated to conclude that sales accounting was appropriate. Your response should address paragraph 9 of SFAS 140 along with FASB 140 Q&A,

Mr. Stephen B. Krikorian

July 26, 2007

question 49. Please indicate the outcome on both the borrower entities and the third party lender of the company exercising its Class B preferred share redemption rights.

Upon the completion of the installment note monetization transactions (the “Installment Note Monetization”), the Company evaluated the provisions of SFAS No. 140 and concluded that sales accounting was appropriate for the transfer of the Installment Notes.

Paragraph 9 of SFAS No. 140 provides that the transferor has surrendered control only if all of the following conditions are met. (Our comments relating to the subject transfers are shown in italics following each condition.)

a.	The transferred assets have been isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

As a result of the transfer, the Installment Notes have been isolated from the transferor, that is, the Company, and its creditors, even in bankruptcy or other receivership. We obtained a legal opinion from the law firm of Debevoise & Plimpton LLP that opined that a bankruptcy court would not, in a proper exercise of the court’s equitable discretion, disregard the separate legal existence of the Borrower Entities so as to cause a substantive consolidation of the assets and liabilities (thus the Installment Notes) of the Borrower Entities with the Company. This is the basis upon which the Company concluded that the Installment Notes have been legally isolated from the Company and its creditors in the event of a bankruptcy or other receivership of a Borrower Entity.

b.	Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

The Borrower Entities, which are the only transferees, each have the right to pledge or exchange the Installment Notes, subject to the right of first refusal described below. There is no agreement, contractual arrangement, or condition that would constrain any of the transferees. Consequently, there would not be any benefit to the Company from any such agreement, contractual arrangement, or condition.

c.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity, or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The Company does not have the power to trigger the sale of the Installment Notes to repurchase or redeem the Installment Notes. The Company does have a right of first refusal which provides that in the event the Class A member elects to sell or transfer the Installment Notes to an independent third party, then the Class B member (which is the Company) may elect to purchase the Installment Notes for a purchase price which is equal to the amount offered by the independent third party,

Mr. Stephen B. Krikorian

July 26, 2007

or may elect to receive a distribution of all or some portion of the Installment Notes in exchange for its Class B interests. Paragraph 30 of SFAS No. 140 states that a transferor’s right of first refusal on the occurrence of a bona fide offer from a third party does not constrain a transferee from pledging or exchanging the asset and, therefore, presumptively does not preclude a transfer containing such a condition from being accounted for as a sale.

Q&A 49 provides three additional conditions that must not be met in order to achieve sale accounting. (Our comments are shown in italics following each condition below):

a.	A condition both constrains the transferee from taking advantage of its right to pledge or exchange the transferred assets and provides more than a trivial benefit to the transferor.

The Borrower Entities each have the right to pledge or exchange the Installment Notes, subject to the right of first refusal described above.

b.	The transferor maintains effective control through an agreement that both entitles and obligates it to redeem transferred assets before their maturity.

Although the Company has a right of first refusal to purchase the Installment Notes, such right is only triggered if the Borrower Entities elect to sell the Installment Notes and there is a bona fide offer from an independent third party. No agreement, contractual arrangement, or other condition exists that would obligate the Company to redeem or repurchase the Installment Notes prior to their maturity or thereafter.

c.	The transferor maintains effective control through the ability to cause, unilaterally, the return of specific assets.

The Company’s right of first refusal described above does not provide a unilateral right to reclaim or maintain control over the Installment Notes.

You requested that we address the outcome on both the Borrower Entities and Rabobank in the event the Company exercised its redemption rights attached to its Class B interests. If the Company redeems its Class B interests at the end of Year 10 or beyond, then the Borrower Entities would satisfy the redemption of the Class B interests by tendering the IP Debt Securities to the Company such that, subsequent to the redemption, the Company’s Class B interests would be fully redeemed and the Borrower Entities would continue to hold the Installment Notes, third party debt and the Investor Entities’ Class A interests. (See our response to Question 4 below for the relevant terms of any such redemption.) As the maturity date of the loan extended by Rabobank to the Borrower Entities pre-dates the 10th anniversary of the consummation of the transaction, in order for the Company to exercise its redemption rights, the loan extended by Rabobank to the Borrower Entities will be required to be repaid or refinanced.

Mr. Stephen B. Krikorian

July 26, 2007

Question 2. We note your analysis concludes that 56.25% of variability is borne by the investor. Please describe how your analysis evaluated outcomes when Class A member capital accounts have been reduced to zero and 100% of losses are then allocated to Class B members.

The governing transaction documents provide that 75% of any loss on the Installment Notes at the Borrower Entities be specifically allocated to the Investor Entities, and that 75% of such loss allocated to the Investor Entities would be allocated to the Class A member (the third party investor, referred to as the “Investor” or Rabobank) of the Investor Entities. In the aggregate, therefore, the Class A member will bear 56.25% of any loss on the Installment Notes. In addition, the Class A member bears 100% of the risk of loss of the IP Debt securities, which means that the investor bears even more than 56.25% of the variability of the entire transaction structure.

In our response, dated May 4, 2007, to your initial letter to us, dated April 20, 2007, we described the transaction in detail but did not explain our analysis that led to the conclusion that 56.25% of the Installment Note variability is borne by the Class A member. In our prior answer 1a, we noted that the Company invested in the Class B interests of both the Borrower Entities and the Investor Entities. The Borrower Entities hold (i) IP Debt Securities; and (ii) Installment Notes backed by irrevocable standby letters of credit from independent, well-established AA credit rated banks (“LOCs”). The IP Debt Securities and the Installment Notes backed by LOCs each earn LIBOR-based returns. Additionally, the Borrower Entities were financed with (i) Rabobank debt, which requires interest payments, based on LIBOR, from the Borrower Entities to Rabobank; and (ii) Class A interests and Class B interests, both of which receive LIBOR-based dividend payments from the Borrower Entities.

In evaluating how to account for its Class B interest in the Borrower Entities, the Company completed a FIN46(R) analysis which identified two sources of variability: (1) a change in the value of the IP Debt Securities; and (2) a change in the value of the Installment Notes. In evaluating both sources of variability, we note that the IP Debt Securities, the Installment Notes and the variable interests (Class A interests, Class B interests, and Rabobank debt) all have LIBOR-based returns (such that all returns on assets, debt, and equity vary based on a common adjustment to LIBOR). Consequently, the Company determined that the only source of variability to consider was the credit risk of the IP Debt Securities and the credit risk of the Installment Notes.

In evaluating the credit risk of the IP Debt Securities, any such change in value would be dictated by a change in the credit-worthiness of the Company; however, once the IP Debt Securities have been issued, none of the credit risk would be borne by the Company itself. Accordingly, the Class A member would bear 100% of the credit risk relating to a change in the value of the IP Debt Securities.

In evaluating the credit risk of the Installment Notes, the profit and loss allocation of the Borrower Entities, as set forth in their respective Operating Agreements, requires a special loss allocation for a diminution in value related to the Installment Notes. Such a diminution in value would only occur if the credit rating of any one of the LC banks that issued an LOC supporting the Installment Notes falls below investment grade and a replacement LC bank with an investment grade credit rating cannot be found to act as a substitute LC bank. As the

Mr. Stephen B. Krikorian

July 26, 2007

Installment Notes are credit-enhanced with LOCs, the operating agreements provide that this special loss allocation could only occur if both of the following conditions were to occur:

a.	The credit rating of one of the LC banks issuing a LOC falls below investment grade to a rating below BBB-, and

b.	No substitute bank with an investment grade credit rating can be found to replace the bank that lost its investment grade credit rating.

Under the scenario where both condition (a.) and condition (b.) above occurred, thereby causing a decline in the value of the Installment Notes and triggering the special loss allocation, 75% of such loss would be allocated to the Class A interests (held by the Investor Entities) and 25% of such loss would be allocated to the Class B interests (held by the Company).

In order to evaluate the probability of the credit rating of one of the LC banks issuing a LOC falling below investment grade to a rating below BBB- (condition (a) described above), we relied upon a “Monte Carlo” simulation provided by Ernst & Young. Ernst & Young based their simulations on published historical data, and determined that the probability of such an occurrence was approximately 0.20% at the end of year one; 1.69% at the end of year five; and 2.97% at the end of year nine. The analysis also shows that in order for the Class A interests to be reduced to zero (by allocating to the Class A interest 75% of such special loss), the credit rating of an LC bank would need to drop from below BBB- to below BB. The probability of the credit rating of an LC bank dropping to below BB was approximately 0.14% at the end of year one; 0.94% at the end of year five; and 1.6% at the end of year nine.

In both scenarios, that is, either the LC bank’s credit rating dropping below BBB-, or dropping below BB, the probabilities of each scenario set forth above relate only to condition (a) occurring. However, the likelihood of the special loss allocation being triggered must also take into account the probability of condition (b) occurring. Given that there are approximately 300 banks that could serve to replace any of the current LC banks, the Company determined that the probability of condition (b) occurring was quite remote. Therefore, on the basis of this analysis, the Company concluded that the probability of the Class B interest absorbing greater than 25% of the decline in value of the Installment Notes was extremely remote. Additionally, as noted above, the Class A member absorbs 100% of the risk relating to the changes in the value of the IP Debt Securities. Thus, the Company determined that the Class B interest was not the primary beneficiary and that the Class A interest (held by the Investor Entities) should consolidate the Borrower Entities.

Turning to our analysis of the Investor Entities, we note that the Investor Entities hold IP Debt Securities and an investment in the Borrower Entities. Additionally, the Investor Entities were financed by Class A interests and Class B interests. Both Class A and Class B interests require LIBOR-based dividend payments.

In evaluating how to account for its Class B interest in the Investor Entities, the Company completed a FIN46(R) analysis which identified two sources of variability: (1) a change in the value of the IP Debt Securities; and (2) a change in the value of its investment in the Borrower Entities. The terms of the respective Investor Entities’ Operating Agreements provide for a special loss allocation among the Class A and Class B interests upon the

Mr. Stephen B. Krikorian

July 26, 2007

occurrence of a special loss allocation at the Borrower Entities. Under a scenario where the special loss allocation is triggered, (due to the decline in the value of the investment in the Borrower Entities), 75% of such loss would be allocated to the Class A interests (held by Rabobank) and 25% of such loss would be allocated to the Class B interests (held by the Company).

Similar to the evaluation of the Borrower Entities described above, in evaluating the special loss allocation at the Investor Entities, the Company determined that the Class B interest was not the primary beneficiary and that the Class A interest (held by the Investor Entities) should consolidate the Investor Entities.

In summary, based on the special loss allocation designated to the Class A interest of 75% of the loss at the Borrower Entities, and the special loss allocation designated to the Class A interest of 75% of the loss at the Investor Entities, the Class A member, Rabobank, absorbs 56.25% (75% multiplied by 75%) of all special loss allocations. In addition, the Class A member bears 100% of the variability of the IP Debt Securities. Consequently, the risk borne by the Investor is at least 56.25% of the entire transaction structure. See Exhibit 2 attached which details the Borrower Entities and the Investor Entities structure as well as the application of the special loss allocations on each Class A and Class B interest.

Question 3. Describe the scope of the Ernst & Young LLP analysis of the entities involved with the transaction. Please identify the individuals involved with this analysis and the offices in which they are located.

The Company engaged Ernst & Young to prepare a Monte Carlo simulation analysis to assist management in determining the appropriate treatment of its investments in the Borrower Entities and the Investor Entities under the provisions of FIN 46(R). The analysis was performed at the direction of the Company, and all assumptions used in the analysis were determined to be appropriate by management. Ernst & Young did not provide any advice to the Company regarding the interpretation or appropriate application of FIN 46(R). The Ernst & Young individuals who prepared this analysis were Sherif Lotfi and Amin Khalaf, both from Ernst & Young’s New York City office.

We advise you on a supplemental basis that Ernst & Young also provides ongoing tax consultation to the Company on international and domestic tax matters, including the tax treatment of the forestland sale. In connection with providing ongoing tax consultation as previously noted, Ernst & Young also provided tax advice related to this transaction.

Question 4. Describe in greater detail the terms of the redemption rights attached to the Class B interest that provide the company with the option to redeem its interest. See your response to prior comment 1 (b). Describe the reasons for including these rights in the Class B preferred shares. Please indicate the impact of the exercise of this right on both the company and the borrower entities. In addition, describe how you determined the fair value of the Class A and B preferred shares, including the consideration of rights attached to these interests.

Pursuant to the terms of the respective Borrower Entities’ Operating Agreements, subsequent to the 10th anniversary of the consummation of the transaction, the Company may elect to

Mr. Stephen B. Krikorian

July 26, 2007

redeem its Class B interest and require the Borrower Entities to retire all or a portion of the Class B interest by distributing the IP Debt Securities in satisfaction of all or a portion of the Class B interest. Also, the Company has redemption rights at any time in the event of bankruptcy of a Borrower Entity.

The Company’s redemption of its Class B interest would be determined by the fair value of the IP Debt Securities at the time of redemption and the balance in the Class B member’s account. If the fair value of the IP Debt Securities exceeds the balance of the Class B member’s capital account, then the Class B member would contribute cash to the Borrower Entities to cover the shortfall. If, on the other hand, the fair value of the IP Debt Securities is less than the balance of the Class B member’s account, then the Class B member would receive the excess cash from the Borrower Entities.

The redemption rights were included in the Class B interest to specifically give the Company the right to tender these shares in payment of the IP Debt Securities upon their maturity or in the event of bankruptcy of a Borrower Entity.

The impact of the exercise of the redemption right on the Company is described above in this Question 4 and the impact of the exercise of the redemption right on the Borrower Entities is discussed in the last paragraph of our response to Question 1 above.

The fair values of the Class A and Class B interests were established in the aggregate upon the contribution of the Installment Notes to the Borrower Entities. The fair value of these interests were equal to the fair value of the Installment Notes, discounted from their face value based on interest rates on the date of contribution. The fair value of the Class A interests upon sale were determined by the amount of cash proceeds received from Rabobank pursuant to negotiations between Rabobank and the Company.

Question 5. Tell us the nature of any relationships between the company and the investor, Rabobank. In addition, identify the lender of the $4.8 billion to the borrower entities and any other parties who are members and tell us whether any relationships exist between or among the company and these parties.

The lender of the $4.8 billion to the Borrower Entities was Rabobank. There are no other parties other than Rabobank and the Company to these transactions.

Rabobank is also the investor in the two financing entities that were used to monetize long-term notes received from the sale of forestlands in 2001 and 2002, described in the third paragraph in Note 8 of the Company’s 2006 Form10-K. Rabobank has equity investments in these entities totaling approximately $70 million and loans to the entities totaling approximately $850 million. Rabobank also is the investor in $150 million of preferred securities of Southeast Timber, Inc., discussed in the paragraphs under the caption “Preferred Securities of Subsidiaries” in Note 8 of the Company’s 2006 Form10-K.

The Company does not have any other relationships with Rabobank. We advise you, on a supplemental basis, that a member of the Company’s Board of Directors, Mr. Alberto Weisser (who is the Chairman and Chief Executive Officer of Bunge, Limited), serves on the North American Agribusiness Advisory Board which is sponsored by Rabobank. He does not receive any compensation in connection with his service on this Advisory Board, nor does he serve Rabobank in any other capacity. As disclosed in the Company’s 2007 Annual Proxy Statement, Mr. Weisser is an independent director of the Company, having met the qualifications for independence set forth by the Commission, the New York Stock Exchange Listing Standards and our Company’s independence criteria.

Mr. Stephen B. Krikorian

July 26, 2007

Question 6. We note from your response that the investor is consolidating the investor entities. Please provide your analysis for identifying the primary beneficiary, if any, of the borrower entities.

Our previous response to Question 1a, dated May 4, 2007, and as supplemented above, relates to the analysis performed for both the Borrower Entities and the Investor Entities since the sources of variability are the same for each entity. We determined the Class A investors of both the Borrower Entities and the Investor Entities absorb a majority of the variability of the expected losses. Accordingly, the Company concluded that the Investor Entities, as holders of the Class A interests in the Borrower Entities, should consolidate the Borrower Entities with the consolidated financial statements of the Investor Entities consolidated by Rabobank.

Question 7. Tell us why the IP Debt Securities held by the borrower entities were not included in the contractual obligation table as disclosed on page 33. See Item 303(A)(5) of Regulation S-K. Further, explain why these securities were not included in footnote 12 on page 75. See SFAS 47.

The Company acknowledges that Item 303(A)(5) of Regulation S-K requires the disclosure of long-term borrowings in the contractual obligation table included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and that paragraph 10 of SFAS No. 47 requires related disclosure in the footnotes to the financial statements. In evaluating these requirements, the Company did not include the IP Debt Securities in the contractual obligation table since these securities do not represent a claim on the assets reported in the Company’s Consolidated Balance Sheet. However, a description of the Installment Note Monetization was included in MD&A on page 32 of the Company’s 2006 Form 10-K under the caption “Off-Balance Sheet Variable Interest Entities” that preceded the contractual obligation table.

Additionally, since $5.0 billion of Company debt was offset under our legal right of offset, and thus not included in the Company’s Consolidated Balance Sheet, $200 million of remaining debt obligations were included in the balance sheet, and thus were included in the summary of long-term debt in Note 12 and in the contractual obligation table. A reference to this treatment was included in the last sentence of the second paragraph of Note 8 which states, “The remaining $200 million of debt obligations is included in floating rate notes due 2007 – 2016 in the summary of long-term debt in Note 12.” The Company believes that the disclosures of the transactions in Note 8 are adequate for financial statement users to understand the nature of the contractual obligation and the related accounting.

Question 8. We note your response to prior comment no. 4 and it appears that the disclosures you reference do not comply with the intent of paragraph 32 of SFAS 95. These disclosures would be required as supplemental disclosure to the Statements of Cash Flows in the context of separately disclosing non-cash and cash transactions. The footnote disclosures you note in your response do not identify them as being part

Mr. Stephen B. Krikorian

July 26, 2007

of the Statement of Cash Flows and do not clearly indicate the non-cash and cash components of the transactions.

In evaluating the disclosure requirements of SFAS No. 95, the Company considered paragraph 32 that states, “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures. Those disclosures may be either narrative or summarized in a schedule.” Additionally, the Company considered paragraph 74 that states, “If there are only a few such transactions, it may be convenient to include them on the same page as the statement of cash flows. Otherwise, the transactions may be reported elsewhere in the financial statements, clearly referenced to the statement of cash flows.”

The main components of the Installment Note Monetization from the Company’s perspective were:

a.	The non-cash sale of forestlands for Installment Notes;

b.	The non-cash exchange of the Installment Notes for the Class A and Class B interests in the Borrower Entities;

c.	The contribution of the Class A interests in the Borrower Entities, along with $400 million of Company promissory notes to the Investor Entities for Class A and Class B interests in the Investor Entities;

d.	The sale of the Class A interests in the Investor Entities to an Investor (Rabobank) for cash; and

e.	Cash borrowings by the Company of approximately $4.8 billion from the Borrower Entities.

In evaluating how to disclose the non-cash and cash transactions described above, the Company believed that these transactions would be most readily understood by financial statement users if presented in a footnote describing the sale of forestlands (Note 7) and in a footnote that described the Installment Note Monetization chronologically (Note 8). The Company furthermore concluded that the cash / non-cash nature of each of these components was clearly described in those footnotes. Although the footnote disclosures do not specifically identify the non-cash component as being part of the Consolidated Statement of Cash Flows, the Company directed the financial statement users to Note 8 to amplify their understanding of the Consolidated Statement of Cash Flows. This direction comes in the form of a cross-reference in the statement under the heading “Financing Activities” and the caption, “Monetization of Installment Notes (Note 8).” Management believes that this narrative presentation in Note 8, in conjunction with the cross-reference described above, adequately identifies the disclosures as being part of the Consolidated Statement of Cash Flows and is in compliance with the provisions of SFAS No. 95.

Nonetheless, while management believes we captured the intent and spirit of the disclosure requirements, in light of the Staff’s additional comments related to this disclosure, the Company will revise the content in subsequent filings to add the phrase “non-cash components” where appropriate.

*        *        *

Mr. Stephen B. Krikorian

July 26, 2007

In addition, to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

I hope our responses fully address the Staff’s questions relating to the Company’s 2006 Form 10-K. Should the Staff have any further questions regarding the Company’s responses or require further clarification, we would be pleased to discuss this matter with you at your convenience. Please do not hesitate to contact me at my office ((901) 419-3829). Thank you again for your time, consideration, and patience.

Sincerely,

/s/ Maura A. Smith
Maura A. Smith Senior Vice President, General Counsel and Corporate Secretary

Exhibit 1

May 4, 2007 Response Letter

(attached)

MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

May 4, 2007

VIA Facsimile and EDGAR Correspondence

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-03157

Dear Mr. Krikorian:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 20, 2007 (the “Comment Letter”) relating to the above captioned Form 10-K (the “Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you a facsimile copy of the submission.

Form 10-K

Introduction:

In order to fully respond to the four questions contained in the Comment Letter, we have provided an overview of the transactions which are the subject of your inquiry.

In connection with the sale in 2006 of approximately 5.6 million acres of forestlands, the Company and various wholly-owned subsidiaries received installment notes totaling approximately $4.8 billion with an initial term of 10 years, subject to extension for up to 4 five-year periods (resulting in a maximum term of 30 years), with interest earned based on the six- month LIBOR (the “Installment Notes”). The Installment Notes were credit-enhanced by

Mr. Krikorian

May 4, 2007

irrevocable standby letters of credit from independent established lending institutions with a credit rating of at least AA/Aa2. The letters of credit guarantee timely payment of all principal and interest payable under the terms of the Installment Notes. The term of the letters of credit extend 105 days past the 30 year maximum term of the Installment Notes, and will be renegotiated and extended upon any extensions of the Installment Notes.

During the fourth quarter of 2006, the Company contributed these Installment Notes to three (3) newly formed entities (collectively referred to as the “Borrower Entities,” consisting of Basswood Forests LLC, Birch Forests LLC and Beech Forests LLC) in exchange for all of the membership interests (4% Class A and 96% Class B interests) in the Borrower Entities. The Company then subsequently contributed the Class A interests and International Paper promissory notes and demand loans (the “IP Notes”) to three (3) other newly formed entities (collectively referred to as the “Investor Entities,” consisting of Hickory Forests LLC, Hawthorn Forests LLC and Hazelnut Forests LLC) for Class A and Class B interests in the Investor Entities. The Company then sold all of these Class A interests to a third party investor, RBIP, Inc., a wholly-owned subsidiary of Cooperative Centrale Raiffeisenboerenleenbank, B.B. (“Rabobank”) (referred to herein as the “Investor”).

To facilitate your review of management’s analysis of the accounting for the formation and subsequent operation of the Borrower Entities and the Investor Entities, the following outlines the steps taken to form these entities.

Outline of Steps of the Transactions:

The Company’s forestland sales were made by three (3) separate International Paper legal entities (the “Sellers”). Consequently, separate legal entities were formed for the respective borrower and investor entities for each Seller. Since the formation and transaction steps for each of the Sellers were identical (except for the respective dollar amounts), the following steps apply to each:

1.	The Company sold forestlands to various independent third parties (unrelated to the Company or Investor) in exchange for cash and approximately $4.8 billion of Installment Notes.

2.	The Company contributed the Installment Notes in exchange for all of the membership interests (4% Class A interests and 96% Class B interests) in the Borrower Entities.

3.	The Company then contributed its Class A interests in the Borrower Entities, and the IP Notes totaling approximately $405 million, in exchange for all of the membership interests (32% Class A interests and 68% Class B interests) in the Investor Entities.

4.	The Company then sold its 32% Class A interests in the Investor Entities to Investor for cash.

5.	The Borrower Entities then borrowed approximately $4.8 billion from a third party lender, with the third party lender taking a security interest in the Installment Notes and long term International Paper Debt Securities (the “IP Debt Securities”) as described in step 6 below.

Mr. Krikorian

May 4, 2007

6.	The Borrower Entities then transferred the majority of the borrowing proceeds described in step 5 above, again approximately $4.8 billion, to the Company in exchange for IP Debt Securities.

The resulting structures of the Borrower and Investor Entities are depicted in Exhibit 1 (as an example for one of the three series of transactions.) As noted above, each of the three structures is identical except for the dollar amounts. Thus, the dollar amounts set forth below do not tie to the dollar amounts on Exhibit 1 because the amounts set forth below represent the three transactions in the aggregate.

As a result of these transactions, the resulting opening balance sheets for the Borrower Entities and Investor Entities are shown below. Note that the Class A interests in the Investor Entities are held by the Investor, and the Class B interests in the Investor Entities are held by the Company.

Borrower Entity opening balance sheet:

(in millions)
Assets:
Cash *	$3.05
Timber Notes	4,828.78
IP Debt Securities	4,847.20

Total Assets	$9,679.03

Liabilities and Partners’ Equity:
Third Party Debt	$4,850.25
Investor Entity Interest in Borrower Entity	193.15
IP Seller Interest in Borrower Entity	4,635.63

Total Liabilities and Shareholder’s Equity	$9,679.03

*	Cash balance before payment of fees

Investor Entity opening balance sheet:

(in millions)
Assets:
IP Notes and Demand Loans	$405.04
Interest in Borrower Entity	193.15

Total Assets	$598.19

Liabilities and Partners’ Equity:
Investor Entity Class A Interest	$191.42
Investor Entity Class B Interest	406.77

Total Liabilities and Shareholder’s Equity	$598.19

Mr. Krikorian

May 4, 2007

Management of the Entities:

Borrower Entities

The Investor Entities are the Managing Members of the Borrower Entities and manage the day-to-day operations of the Borrower Entities. However, the Investor Entities, as managing members of the Borrower Entities, will not have the ability to sell the notes or debt securities without first offering the Company the right to “receive a distribution of the notes or debt securities…in retirement of all or any portion of its (Class B) Interest…or purchase the notes or debt securities …for cash.” The Investor Entities cannot incur, assume, or guarantee any debt without the consent of the Company, but do have the ability to “possess, sell, transfer or otherwise assign rights in specific Property,” other than the right of first refusal described above.

Investor Entities

Investor is the Managing Member of Investor Entities and manages the day-to-day operations of Investor Entities. However, Investor, as the managing member of the Investor Entities, will not have the ability to sell the notes without first offering the Company the right to “receive a distribution of the notes in retirement of all or any portion of its (Class B) Interest…or purchase the notes …for cash.” Investor cannot incur, assume, or guarantee any debt without the consent of the Company, but does have the ability to “possess, sell, transfer or otherwise assign rights in specific Property,” other than the right of first refusal described above.

There are no other documents or arrangements between the parties to this transaction which would provide the Company with any “veto” rights, special voting rights, or other rights not described herein.

Profit and Loss Allocations for Borrower and Investor Entities:

The following outlines the allocations of profits and losses for the Borrower and Investor Entities pursuant to the terms of their respective operating agreements. All allocations are the same for all Borrower and Investor Entities except for items noted parenthetically for the Investor Entities:

a.	Profits:

•

First, 99% of profits are allocated to the Class A Member and 1% to the Class B Member, until the Class A Member has been allocated the cumulative Class A Member First Priority Return, which is LIBOR plus 325 basis points, less any cumulative profits allocated to such Member for all prior years.

•

Second, profits remaining after the first allocation are allocated to the Members in proportion to and to the extent of an amount equal to the remainder, if any, of cumulative losses allocated to each Member pursuant to the loss allocation described below, less any cumulative profits allocated to such Member for all prior years.

Mr. Krikorian

May 4, 2007

•

Third, 99% of profits are allocated to the Class B Member and 1% to the Class A Member, until the Class B Member has been allocated the cumulative Class B Member Second Priority Return, which is equal to LIBOR (LIBOR plus 149 basis points for the Investor Entities), less any cumulative profits previously allocated to such Member for all prior years.

•	Fourth, residual profits are allocated to the Members in proportion to their defined membership interests.

b.	Losses:

•

First, losses that are the remainder, if any, of the cumulative profits allocated to each Member pursuant to the fourth profit allocation described above, less any cumulative losses pursuant to this first loss allocation that has been allocated to such Member for all prior years.

•

Second, losses that are the remainder, if any, of the cumulative profits allocated to each Member pursuant to the third profit allocation described above, less any cumulative losses pursuant to this second loss allocation that has been allocated to such Member for all prior years.

•	Third, residual losses are allocated to the Members in proportion to their respective capital accounts.

c.	Special Allocations – gains or losses on sales or adjustments in value of the Installments Notes are allocated as follows:

•	Special Losses - First, 75% to the Class A Member and 25% to the Class B Member until the capital account of the Class A Member has been reduced to zero. Second, 100% to the Class B Member.

•

Special Gains - Gains are allocated to the Members in proportion to an amount equal to the remainder, if any, of the cumulative items of loss allocated to each Member pursuant to the special loss allocation described above less the cumulative items of gain allocated to each Member pursuant to this special gain allocation for all prior years.

Mr. Krikorian

May 4, 2007

Questions and Company Responses:

Question 1, part (a). “We note that based on your analysis of the Borrower and Investor Entities under the provisions of FIN 46(R) you determined that those entities are variable interest entities and that you are not the primary beneficiary. Provide us with details of your FIN 46(R) analysis that support your conclusions.”

Response to Question 1, part (a):

Basis for Accounting Under FIN 46(R):

Management determined that the accounting for these entities was subject to consolidation according to the provisions of FIN 46(R) since (1) none of the exceptions in paragraph 4 of FIN 46R apply, and (2) the entities are variable interest entities as determined in paragraph 5(c) whereby “the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and (ii) substantially all of the entity’s activities are conducted on behalf of an investor (the Company) that has disproportionately few voting rights.”

Analysis Under FIN 46(R):

The Company’s analysis of the transactions determined that the sources of variability of earnings/losses with respect to the Borrower Entities relate to the Installment Notes and the IP Debt Securities. However, it was determined that since the Company cannot bear its own credit risk (i.e. for risk associated with the IP Debt Securities), only the variability in the Installment Notes should be considered with respect to the Borrower Entities.

In connection with the Investor Entities, the sources of variability of earnings/losses would relate to changes in the value of the interests in the Borrower Entities and changes in the value of the IP Notes. Again, since the Company cannot bear its own credit risk, the variability with respect to the Investor Entities would come from the interests in the Borrower Entities, which as discussed above, would relate to changes in the value of the Installment Notes.

Thus, the Company concluded that all variability for both entities that relate to changes in the value of the IP Debt Securities would be borne by the Investor.

Based on the provisions in the agreements governing allocations of losses due to adjustments in the value of the Installment Notes whereby Investor, as holder of the Class A interests, absorbs 75% of any such losses until its capital account is reduced to zero, the Company concluded that 56.25% (i.e. 75% at the Investor Entities of 75% at the Borrower Entities) of such variability is borne by Investor.

Accordingly, the Company concluded that, as outlined in paragraph 14 of FIN 46(R), the Investor has an interest in the Investor Entities that will absorb a majority of the variable interests; and accordingly that under the provisions of FIN 46R, the Investor Entities should be consolidated by the Investor and not by the Company. It should be noted that the Investor agreed with this analysis and has confirmed to the Company that it is consolidating these entities in its consolidated financial statements.

To assist us in our analysis of these variable interests under FIN 46(R), management engaged Ernst & Young LLP to prepare financial analyses of these entities. These analyses were consistent with the preceding discussion and supportive of management’s conclusions.

Mr. Krikorian

May 4, 2007

Question 1, part (b). “In addition, identify the reasons why you have accounted for these investments under the equity method of accounting. See paragraph 17 of APB 18.”

Response to Question 1, part (b):

We advise you, on a supplemental basis, that the Company has not accounted for its investments in the Class B member interests of the Borrower Entities and the Investor Entities under the equity method of accounting. As discussed below, the Company concluded upon final analysis of the nature of the Class B member interests that these investments should be accounted for as SFAS No. 115 “held-to-maturity” debt instruments and carried at amortized cost. This is consistent with the accounting treatment subsequent to the initial investment in the entities.

The disclosure in footnote 8, Variable Interest Entities and Preferred Securities of Subsidiaries, stating “International Paper determined that it is not the primary beneficiary of these newly formed entities and therefore its investments should be accounted for under the equity method of accounting” was not correct. This footnote was intended to focus on the fact that the Company determined that, under the provisions of FIN 46(R), it would not consolidate these entities. Instead we inadvertently mentioned equity accounting. The correct disclosure should have indicated that “International Paper determined that it is not the primary beneficiary of these newly formed entities and therefore should not consolidate its investments in these entities.” The Company will correct this error in future financial statements.

As discussed above, the Company’s investment in the Borrower Entities and the Investor Entities were in the Class B member interests of each respective entity. In evaluating how to account for its investment in these Class B interests, the Company considered various factors including: the Class B interests’ right of preference in distributions of cumulative earnings through dividends; liquidation preferences; the ability of the Class B holders to exercise significant influence over the operating and financial decisions of the respective Borrower and Investor Entities; the fixed face value and the right to a fixed rate of dividend (stated as a percentage of its fixed dollar face value); as well as the redemption rights associated with the interests. Based on this evaluation, the Company determined that these Class B interests represent preferred interests in the Borrower and Investor Entities. Further, the Company evaluated the accounting for these preferred interests under SFAS No. 115. Paragraph 3 of SFAS 115 states that, “Except as indicated in paragraph 4, this Statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.” The glossary of SFAS 115 defines a debt security as follows, “Any security representing a creditor relationship with an enterprise. It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor.”

Based on the evaluation of the various factors considered above, and since the Class B interests contain a redemption feature that provides the Company with the option to redeem

Mr. Krikorian

May 4, 2007

its interests, the Company concluded that they represent debt securities under SFAS 115 and should not be accounted for under the equity method of accounting.

As an investment in a debt security, paragraph 7 of SFAS 115 permits investments to be classified as held-to-maturity (which are measured at amortized cost in the statement of financial position) only if the reporting enterprise has the positive intent and ability to hold those securities to maturity. Although the Company has the ability to redeem its investments in the Class B interests, Q&A 19 of SFAS 115 Q&A’s published by the FASB acknowledges that the classification of an investment as held to maturity is not inconsistent with the ability to call or redeem the securities, and is also not inconsistent with the Company’s intent to offset the debt under Question 2 below. Accordingly, the Company has accounted for the investment in the Class B Interests of Borrower LLC and Investor LLC as held to maturity SFAS 115 investments.

Question 2. “We also note that you have offset $5.0 billion of Class B interests in the entities against $5.0 billion of International Paper debt obligations held by these entities pursuant to the provisions of FIN 39. Provide us with details of your FIN 39 analysis sufficient to support your conclusions. Explain why an investment in stock of an entity can be offset against debt under FIN 39.”

Response to Question 2:

As noted in the above response to Question 1, part b, the Company determined that its investments in the Class B Interests in the Borrower Entities and Investor Entities did not represent an equity method investment, rather represents investments in debt securities under SFAS No. 115.

As discussed in paragraph 5 of FIN 39, “the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:

a.	Each of two parties owes the other determinable amounts.

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.	The reporting party intends to set off.

d.	The right of setoff is enforceable at law.

A debtor having a valid right of setoff may offset the related asset and liability and report the net amount.”

Based on its analysis under the provisions of FIN 39, the Company determined that it has a right of setoff of its obligations under the IP Debt Securities with its investments in the respective Class B member interests. The Company executed Master Offset Agreements between the Company and each Borrower Entity and Investor Entity, providing that the

Mr. Krikorian

May 4, 2007

Company (or its respective wholly owned subsidiary) shall have the legally enforceable right to require the entity to retire all or a portion of the Company’s Class B member interest by distributing to the Company the IP Debt Securities. Thus, the Company determined that it has a legally enforceable right of offset.

Based upon this analysis, at December 31, 2006 the Company offset $5.0 billion of its investments in Class B member interests against $5.0 billion of a total of $5.2 billion of IP Debt Securities held by the Borrower and Investor Entities, leaving net debt of approximately $200 million that was included in long-term debt in the Company’s consolidated balance sheet at December 31, 2006. The offset treatment and remaining net debt amount were disclosed in Note 8 of the Company’s financial statements included in its Form 10-K for the year ended December 31, 2006. This footnote also contains a reference to Note 12. Debt and Lines of Credit, where the $200 million is included in floating rate notes due 2001-2016 in the summary of long-term debt.

Question 3. “Describe how you considered the provisions of Rules 3-09 and 4-08(g) of Regulation S-X in determining that the presentation of separate financial statements or summarized financial information of equity investments accounted for under the equity method of accounting is not required for these entities. Also, you should address your consideration of paragraph 20(d) of APB No. 18 in your response. Tell us whether the offsetting of your Class B interests in the entities against your debt obligations held by these entities impacted your consideration of these Rules. If so, tell us why you believe that the testing for significances using the net amount (“the offset amount”) was a proper method for conducting this test.”

Response to Question 3:

The Company notes that Rule 3-09 and Rule 4-08(g) require separate financial statements or summarized financial information for certain investments in majority owned subsidiaries not consolidated by the registrant and/or less than majority owned subsidiaries accounted for by the equity method. The Company determined that its investment in the Class B debt securities did not meet the definition of a subsidiary as provided in 210.1-02(x) as the Company does not control the Borrower Entities or the Investor Entities. In addition, as discussed in Question 1, the Company’s investments in the Class B Interests are not accounted for under the equity method of accounting. Accordingly, the Company believes that the provisions of Rule 3-09 and Rule 4-08(g) are not applicable.

The Company also considered paragraph 20(d) of APB 18 which requires that when investments accounted for under the equity method are, in the aggregate, material in relation to the financial position or results of operations of an investor, it may be necessary for summarized information as to assets, liabilities, and results of operations of the investees to be presented in the notes or in separate statements. However as discussed in Question 1, the Company’s investment in the Class B Interests are not accounted for under the equity

Mr. Krikorian

May 4, 2007

method of accounting, and accordingly, the Company believes that the disclosure provisions of paragraph 20(d) of APB 18 are not applicable.

Question 4. “Tell us what consideration you gave to providing supplemental information about the impact of these transactions on noncash investing and financing activities pursuant to paragraph 32 of SFAS No. 95.”

Response to Question 4:

Paragraph 32 of SFAS No. 95 provides that “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments shall be reported in related disclosures. These disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.”

The Company concluded that the above transactions consisted principally of three categories:

1.	A noncash sale of timberlands for Installment Notes,

2.	The noncash contribution of the Installment Notes by the Company for investments in the Borrower Entities,

3.	Cash borrowings from the entities.

The noncash sale of timberlands for Installment Notes is described in the beginning of Note 8, and is further described in the Forestlands section of Note 7 which states “the Company completed sales totaling approximately 5.6 million acres of forestland for proceeds of approximately $6.6 billion, including $1.8 billion in cash and $4.8 billion of Installment Notes supported by irrevocable letters of credit (See Note 8).” Furthermore, the Company’s consolidated statement of cash flows for the year ended December 31, 2006 includes under Operating Activities, a noncash add-back to net earnings of $4.8 billion for this noncash item.

Since both the contribution of the Installment Notes and the receipt of the investments in the Borrower Entities were both noncash transactions, they do not appear in the consolidated statement of cash flows. However, the contribution of the Installment Notes to the Borrower Entities for Class A and Class B interests in the entities, the contribution of the Class A interests in the Borrower Entities along with $400 million of IP Notes to the Investor Entities for Class A and Class B member interests, and the subsequent sale of the investment in the Class A interests in the Investor Entities are all disclosed in Note 8, together with the Company’s resulting $5.0 billion investment in the Class B interests in the entities at December 31, 2006. Thus, the Company concluded that the requirements of paragraph 32 of the cash and noncash aspects of these contributions were adequately disclosed in narrative form that would facilitate the understanding of a user of the Company’s financial statements in Note 8.

Mr. Krikorian

May 4, 2007

Finally, the $4.8 billion of cash borrowings from the entities is discussed in the second paragraph of Note 8, and is also included in the caption Monetization of Timber Notes in Financing Activities in the consolidated statement of cash flows, including a separate reference next to the caption to Note 8 to further facilitate the understanding of the transaction for a financial statement user.

Thus, the Company believes that its disclosures in its 2006 financial statements relating to these transactions were consistent with the requirements of paragraph 32 of SFAS No. 95.

*        *        *

In addition, to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or require further information with regard to the foregoing, you may contact me by phone at (901) 419-3829 or by facsimile transmission at (901) 214-1248. Thank you for your time and consideration.

Sincerely,

/s/ Maura A. Smith
Maura A. Smith Senior Vice President, General Counsel and Corporate Secretary

Exhibit 1 to May 4 Response Letter

Timber Note Structure

$176,228,191.88
Basswood LLC Class A
(4% value; 60% vote)

1
Timber Note Financing EXHIBIT 1
Resulting Structure
$4,229,476,605.03
Basswood LLC Class B
(96% value; 40% vote)
Basswood
LLC
IP
Hickory
LLC
$369,350,000.00 IP Note
$206,025.49 Hickory IP Demand Loan
Timber Notes Face Amt.:    $4,425,505,324.86
Timber Notes FMV: $4,405,704,796.91
IP Debt Securities: $4,423,000,000.00
Capitalized Costs (book): $           888,695.31
Cash balance: $           564,839.10
Debt: ($4,425,505,000.00)
$4,423,000,000.00
$174,650,949.55
$174,650,949.55
Hickory LLC
Class A
$371,133,267.82
Hickory LLC
Class B
Investor
SF
LLC
Capitalized costs for Tax purposes:
Basswood      $1,721,584.49
Hickory          $   206,076.41
(Investor Entity)
(Borrower Entity)
The structure set forth below is an example for one of the
three series of transactions. Thus, the dollar amounts
below do not tie to the dollar amounts on page 3 because
the amounts set forth below represent one of the three
series of transactions.

1
Timber Note Financing EXHIBIT 2 to July 26 Response Letter
Resulting Structure
$4,229,476,605.03
Basswood LLC Class B
(96% value; 40% vote)
25%
(special loss allocation)
Basswood
LLC
IP
Hickory
LLC
$369,350,000.00 IP Note
$206,025.49 Hickory IP Demand Loan
Timber Notes Face Amt.:    $4,425,505,324.86
Timber Notes FMV: $4,405,704,796.91
IP Debt Securities: $4,423,000,000.00
Capitalized Costs (book): $           888,695.31
Cash balance: $           564,839.10
Debt: ($4,425,505,000.00)
$4,423,000,000.00
$174,650,949.55
$174,650,949.55
Hickory LLC
Class A
75%
(special loss allocation)
$371,133,267.82
Hickory LLC
Class B
25%
(special loss allocation)
Investor
SF
LLC
Capitalized costs for Tax purposes:
Basswood      $1,721,584.49
Hickory          $   206,076.41
(Investor Entity)
(Borrower Entity)
The structure set forth below is an example for one of the
three series of transactions. Thus, the dollar amounts
below do not tie to the dollar amounts on page 3 of the
May 4 Response Letter because the amounts set forth
below represent one of the three series of transactions.
Total Special Loss Allocation to IP = 43.75%
Total Special Loss Allocation to Investor = 56.25%
$176,228,191.88
Basswood LLC Class A
(4% value; 60% vote)
75%
(special loss allocation)